# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viewbix Inc., CIK 0000797542
CUSIP: 926711300
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3 Hanehoshet St, Building B, 7th floor, Tel Aviv, Israel (L3), 6971068
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002036836

## Reporting persons
- Capitalink Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 672,007; shared voting power 0; sole dispositive power 672,007; shared dispositive power 0; aggregate amount beneficially owned 672,007 (5.04% of the class)
  Comment: Percentage calculated based on 13,336,392 shares of common stock, $0.0001 par value per share (the "Shares"), of Viewbix Inc. (the "Issuer") issued and outstanding as of the reporting date, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Viewbix Inc.
Address of issuer's principal executive offices: 3 Hanehoshet St, Building B, 7th floor, Tel Aviv, Israel 6971068

## Item 2. Person Filing
Name of person filing: Capitalink Ltd.
Address of principal business office or, if none, residence: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Amount beneficially owned by the Reporting Person does not include 377,350 Shares which may be acquired by the Reporting Person within 60 days of the date hereof through the exercise of a pre-funded warrant (the "Warrant"), which includes a blocker provision under which the Reporting Person does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the Reporting Person, together with the Reporting Person's affiliates, and any other persons acting as a group together with the Reporting Person or any of the Reporting Person's affiliates, of more than 4.99% of the Shares.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capitalink Ltd.: /s/ Lavi Krasney, Lavi Krasney/Chief Executive Officer (03/12/2026)